Exhibit 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis of the financial position and results of operations for the fiscal year ended August 31, 2005 is prepared at October 31, 2005. This should be read in conjunction with the Company’s August 31, 2005 annual report and audited consolidated financial statements and notes therein.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles [“GAAP”]. Please refer to note 21 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States [“U.S.”] GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this report may constitute forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors that could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs; the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities [or lack thereof] that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and, changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

OVERVIEW
Corus Entertainment Inc. [“Corus” or the “Company”] commenced operations on September 1, 1999. On that date, pursuant to a statutory plan of arrangement, Corus was separated from Shaw Communications Inc. [“Shaw”] as an independently operated, publicly traded company and assumed ownership of Shaw’s radio broadcasting, specialty television, digital audio services and cable advertising services businesses, as well as certain investments held by Shaw.

Corus manages its business in three operating segments: Radio, Television and Content. Generally, Corus’ financial results depend on a number of factors, including the strength of the Canadian national economy and the local economies of Corus’ served markets, local and national market competition from other broadcasting stations and other advertising media, government regulation, market competition from other distributors of children’s animated programming and Corus’ ability to continue to provide popular programming.

[a]    Radio
The Radio segment comprises 51 radio stations situated primarily in nine of the ten largest Canadian markets by population, and in the densely populated area of Southern Ontario. Revenues are derived from advertising aired over these stations. Corus is Canada’s leading radio operator in terms of audience reach and tune-in.

[b]    Television
The Television segment is composed of the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited [“CMT”], 50.5% interest in Telelatino, 40% interest in TELETOON and a 20% interest in Food Network; Corus’ premium television services Movie Central and Encore Avenue; interests in three digital television channels, SCREAM, Discovery Kids and The Documentary Channel; Corus Custom Networks, a cable

20 / Corus Entertainment

MANAGEMENT’S DISCUSSION AND ANALYSIS

advertising service; three local television stations; and Max Trax, a residential digital audio service. Revenues for specialty television networks and digital television channels are generated from affiliate subscriber fees and advertising. Revenues for premium television and digital audio services are generated from affiliate subscriber fees. Revenues for the local television stations and cable advertising services are derived from advertising.

[c]    Content
The Content segment consists of the production and distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of television programs, merchandise licensing and publishing.

KEY PERFORMANCE INDICATORS
The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. With the exception of revenue, direct cost of sales, general and administrative expenses, and segment profit and segment profit margin, the following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Revenue
Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. It is the basis on which free cash flow, a key performance indicator defined below, is determined; therefore, it measures the potential to deliver free cash flow as well as indicates the level of growth in a competitive marketplace.

The primary sources of revenues for the Company are outlined in the “Overview” section on page 20.

Corus is well diversified by revenue source with revenue streams for the year ended August 31, 2005 derived primarily from three areas: advertising [58%], subscriber fees [27%] and license fees [9%] [2004 - 55%, 27% and 14%, respectively].

Direct cost of sales, general and administrative expenses
Consolidated direct cost of sales, general and administrative expenses include amortization of program and film rights [costs of programming intended for broadcast, from which advertising and subscriber fee revenues are derived], amortization of film investments [costs associated with internally produced and acquired television and film programming, from which distribution and licensing revenues are derived], employee remuneration, regulatory license fees, cost of goods sold relating to publishing, marketing [research and advertising costs], selling, general administration and overhead costs. Cost of goods sold relating to publishing include the material cost of the product, printing, freight, customs and duties, and royalties to authors and illustrators based upon sales and is included in direct cost of sales, general and administrative expenses. Approximately 36% and 30% of consolidated direct cost of sales, general and administrative expenses in fiscal 2005 [2004 - 27% and 41%, respectively] were composed of employee remuneration and programming and film costs, respectively.

Segment profit and segment profit margin
Segment profit is calculated as revenues less direct cost of sales, general and administrative expenses as reported in the Company’s consolidated statements of income (loss) and retained earnings (deficit). The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before [i] interest on long-term debt, [ii] non-cash expenses such as depreciation and amortization and [iii] items not indicative of the Company’s core operating results, and not used in

2005 Annual Report / 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

management’s evaluation of the business segments’ performance, such as restructuring charges and other income, net. Segment profit is also one of the measures used by the investing community to value the Company and is included in note 16 to the consolidated financial statements. Segment profit margin is calculated by dividing segment profit by revenues.

Free cash flow
Free cash flow is calculated as cash provided by (used in) operating activities plus cash provided by (used in) investing activities as reported in the consolidated statements of cash flows. Free cash flow measures the Company’s ability to repay debt, finance the business and pay dividends.

[thousands of Canadian dollars]	2005	2004	2003
Cash provided by (used in):
Operating activities	102,416	84,912	64,622
Investing activities	(22,455)	(32,425)	(27,803)
Free cash flow	79,961	52,487	36,819

Net debt and adjusted net debt
Net debt is calculated as long-term debt less cash and cash equivalents as reported in the consolidated balance sheets. Adjusted net debt is calculated as net debt adjusted for the unrealized cumulative foreign exchange gains on the Company’s Senior Subordinated Notes. Adjusted net debt is an important measure as it reflects the principal amount of debt owing by the Company as at a particular date.

[thousands of Canadian dollars]	2005	2004
Long-term debt	445,162	529,139
Cash and cash equivalents	(138,086)	(95,231)
Net debt	307,076	433,908
Unrealized cumulative foreign exchange gains	158,838	111,625
Adjusted net debt	465,914	545,533

Adjusted net debt to adjusted segment profit
Net debt to adjusted segment profit is calculated as net debt divided by adjusted segment profit. Adjusted segment profit is calculated as segment profit adjusted for items not considered as being in the ordinary course of business. It is one of the key metrics used by the investing community to measure the Company’s ability to repay debt through ongoing operations.

[thousands of Canadian dollars except ratios]	2005	2004	2003
Adjusted net debt [numerator]	465,914	545,533	598,925
Adjusted segment profit
Segment profit	195,311	90,398	165,312
Writedown of investment in film	-	85,000	-
Adjusted segment profit [denominator]	195,311	175,398	165,312
Adjusted net debt to adjusted segment profit	2.4	3.1	3.6

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MANAGEMENT’S DISCUSSION AND ANALYSIS

ANNUAL SELECTED FINANCIAL INFORMATION
The following table presents summary financial information for Corus for each of the listed years ended August 31:

				% Increase (decrease)
[millions of Canadian dollars except				2005	2004
percentages and per share amounts]	2005	2004	2003	over 2004	over 2003
Revenues	683.1	666.8	643.9	2.4	3.6
Segment profit [1]	195.3	90.4	165.3	116.1	(45.3)
Net income (loss)	71.1	(23.1)	40.0
Earnings (loss) per share
Basic	$1.66	$(0.54)	$0.94
Diluted	$1.65	$(0.54)	$0.94
Total assets	1,928.4	1,871.9	1,940.6
Total long-term financial liabilities	660.4	690.9	693.5
Cash dividends declared per share
Class A Voting Shares	$0.065	$0.04	-
Class B Non-Voting Shares	$0.075	$0.05	-

1 As defined in “Key performance indicators - Segment profit and segment profit margin.”

HIGHLIGHTS FOR FISCAL 2005
Operations

•	Revenue from operations increased by 2% to $683 million in 2005.
•	Segment profit increased by 116% to $195.3 million in 2005.
•	Segment profit margins were 29% in 2005 compared to 14% in 2004.
•	Television delivered double-digit segment profit growth.
•	Corus Radio outperformed market growth in 2005.
•	Corus Radio entered an additional top ten market in Canada in Québec City.
•	Content continued to deliver positive cash flow.

Financial

•	Free cash flow of $80 million, up 52% from 2004.
•	Adjusted net debt reduced to $466 million from $546 million at August 31, 2004.
•	Adjusted net debt to adjusted segment profit reduced to 2.4 from 3.1 at August 31, 2004.
•	Corus increased semi-annual dividend for holders of its Class A and Class B shares to $0.045 and $0.05, respectively.

Regulatory

•
Corus secured Canadian Radio-television and Telecommunications Commission [“CRTC”] approval to swap five radio stations located in Québec with Astral Media Inc. [“Astral”] for eight radio stations also located in that province.

2005 Annual Report / 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS FOR FISCAL 2004
Operations

•	Revenue from operations increased by 4% to $667 million in 2004.
•	Segment profit decreased by 45% to $90.4 million in 2004 as a result of a non-cash writedown of film investments of $85 million in the third quarter.
•	Segment profit margins were 14% in 2004 compared to 26% in 2003.
•	The specialty television networks delivered double-digit segment profit growth in 2004.
•	Ontario and Québec Radio outperformed market growth in 2004.
•	Positive cash delivered from Content on a reduced production slate.
•
In the first quarter, two strategic deals for the new Home Entertainment Division were announced with U.S.-based distributor FUNimation, acquiring the rights to release 44 back-catalogue titles and Maverick in the U.K. to market 33 Nelvana library titles, plus options on new releases.

•	Non-cash negative impact of $0.42 per share was recognized for changes in Ontario tax rates in the first quarter.

Financial

•	Free cash flow of $52 million, up 43% from August 31, 2003.
•	Adjusted net debt reduced to $546 million at August 31, 2004 from $599 million at August 31, 2003.
•	Adjusted net debt to segment profit target achieved at 3.1 times.
•	Corus commenced payment of semi-annual dividends for holders of its Class A and Class B shares of $0.02 and $0.025, respectively, on December 31, 2003 and June 30, 2004.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
The following table presents summary financial information for Corus’ operating business segments and a reconciliation of net income (loss) to segment profit for each of the listed years ended August 31:

							% Increase (decrease)
[millions of Canadian dollars except							2005	2004
percentages and per share amounts]	2005	% [1]	2004	% [1]	2003	% [1]	over 2004	over 2003
Revenues
Radio	252.7	37.0	227.9	34.2	226.0	35.1	10.9	0.8
Television	354.2	51.9	332.3	49.8	306.9	47.7	6.6	8.3
Content	82.3	12.0	112.6	16.9	116.3	18.0	(26.9)	(3.2)
Eliminations	(6.1)	(0.9)	(6.0)	(0.9)	(5.3)	(0.8)	-	-
	683.1	100.0	666.8	100.0	643.9	100.0	2.4	3.6
Direct cost of sales, general and administrative expenses
Radio	183.7	72.7	167.9	73.7	167.9	74.3	9.4	-
Television	213.4	60.2	207.2	62.4	193.5	63.0	3.0	7.1
Content	78.7	95.6	196.3	174.3	113.1	97.2	(59.9)	73.6
Corporate	18.6	2.7	11.0	1.6	8.8	1.4	69.1	25.0
Eliminations	(6.6)	(1.0)	(6.0)	(0.9)	(4.7)	(0.7)	-	-
	487.8	71.4	576.4	86.4	478.6	74.3	(15.4)	20.4
Segment profit (loss) [2]
Radio	69.0	27.3	60.0	26.3	58.1	25.7	15.0	3.3
Television	140.8	39.8	125.1	37.6	113.4	37.0	12.5	10.3
Content	3.6	4.4	(83.7)	(74.3)	3.2	2.8	(104.3)	(2,715.6)
Corporate	(18.6)	(2.7)	(11.0)	(1.6)	(8.8)	(1.4)	69.1	25.0
Eliminations	0.5	0.1	-	-	(0.6)	(0.1)	-	-
	195.3	28.6	90.4	13.6	165.3	25.7	116.0	(45.3)
Depreciation	23.7	3.5	25.7	3.9	24.7	3.8	(7.8)	4.0
Amortization	4.6	0.7	7.3	1.1	9.8	1.5	(37.0)	(25.5)
Interest on long-term debt	55.6	8.1	55.3	8.3	61.0	9.5	0.5	(9.3)
Other income, net	(5.5)		(5.0)		(6.0)
Restructuring charges	-		-		5.0
Income before income taxes and non-controlling interest	116.9		7.1		70.8
Income tax expense	42.8		26.9		28.6
Non-controlling interest	3.0		3.3		2.2
Net income (loss) for the year	71.1		(23.1)		40.0

1 Direct cost of sales, general and administrative expenses and segment profit for each business segment are expressed as a percentage of revenues for the segment. Other items are expressed as a percentage of total revenues.

2 As defined in “Key performance indicators - Segment profit and segment profit margin.”

2005 Annual Report / 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

FISCAL 2005 COMPARED TO FISCAL 2004
Revenues for fiscal 2005 were $683.1 million, up 2% from $666.8 million last year. Radio and Television experienced increases of 11% and 7%, respectively, while Content was down 27% compared to the prior year.

Direct cost of sales, general and administrative expenses were $487.8 million, down 15% from $576.4 million in the prior year. The fiscal 2004 results include a writedown in film investments of $85.0 million. Excluding the writedown, direct cost of sales, general and administrative expenses experienced a 1% decrease.

Segment profit for fiscal 2005 was $195.3 million, up 116% from $90.4 million last year. The Radio division achieved segment profit of $69.0 million, an increase of 15%. The Television division’s segment profit of $140.8 million represents a segment profit growth of 13%. The Content division generated segment profit of $3.6 million, after incurring a loss of $83.7 million in the prior year. Segment profit as a percentage of revenues for the year ended August 31, 2005, was 29% compared to 14% in fiscal 2004.

Radio
Radio revenues for the year were $252.7 million, up 11% from the prior year, as our stations were well positioned to take advantage of a strong advertising market. This growth was experienced across Canada, and in both local and national advertising. According to the Trans-Canada Radio Advertising by Market [“TRAM”] report for the year ended August 31, 2005, Corus stations generated advertising growth of 11.3%, compared to total market growth of 8.7%.

Direct cost of sales, general and administrative expenses for the year were $183.7 million, up 9% from last year, mainly due to higher variable costs such as commissions and copyright fees, as well as higher on-air talent compensation costs and Québec integration costs.

Segment profit for the year was $69.0 million, 15% higher than the prior year. Segment profit margin for the year was 27%, up from 26% last year. Segment profit for fiscal 2005 includes the $2.6 million negative impact of the newly announced tariff rates imposed by the Copyright Board for 2005. The retroactive portion for fiscals 2003 and 2004 of $3.8 million has been reflected in other income, net.

Television
Television revenues for the year were $354.2 million, up 7% over last year. Advertising and subscriber revenues increased in the year by 9% and 5%, respectively, with Movie Central, Corus’ western-based pay television service, finishing the year with 748,000 subscribers, up 6% from 707,000 at August 31, 2004. Specialty advertising revenues grew 13% over the prior year.

Direct cost of sales, general and administrative expenses for fiscal 2005 were $213.4 million, up 3% from the prior year. The increase was primarily due to higher costs of sales and higher variable costs associated with higher revenues. Amortization of program and film rights, included in cost of sales, increased as a result of a higher proportion of blockbuster movies acquired at Movie Central. These increased costs were offset by effective cost containment in general and administrative overhead.

Segment profit for the year was $140.8 million, up 13% from the prior year. Segment profit margin was 40%, up from 38% last year.

Content
Content revenues for the year were $82.3 million, a decrease of 27% from the prior year. Revenues were down for the year primarily due to the decline in Beyblade revenue in both broadcast sales and licensing. Included in Content’s revenues are $6.1 million in intercompany revenues, unchanged from the prior year. These revenues are eliminated upon consolidation.

26 / Corus Entertainment

MANAGEMENT’S DISCUSSION AND ANALYSIS

Direct cost of sales, general and administrative expenses for the year were $78.7 million, down 60% from the prior year. In the third quarter of fiscal 2004, the Content division recorded an $85.0 million writedown of its film investments. Excluding the writedown, direct cost of sales, general and administrative expenses were down 29%, reflecting lower cost of sales associated with lower revenues.

Segment profit for the year was $3.6 million, up from a loss of $83.7 million last year. The Content division continues to perform in line with the Company’s expectations.

Corporate
The Corporate segment results represent the incremental cost of Corporate overhead in excess of the amount allocated to the other operating divisions. Corporate overhead in fiscal 2005 was $18.6 million, up from $11.0 million in 2004. Stock-based compensation expenses increased to $6.8 million in fiscal 2005 from $3.0 million last year. This increase reflects the impact of Corus’ higher average share price in fiscal 2005 on expenses related to the Company’s Performance Share Units [“PSUs”], as well as an additional year of expensing stock options. Other general and administrative costs increased to $11.8 million in fiscal 2005 from $8.0 million last year. This increase relates primarily to the increased cost of information technology and implementation costs associated with implementing the requirements of the Sarbanes-Oxley Act.

Depreciation
Depreciation expense for the year was $23.7 million, a decrease of $2.0 million from $25.7 million last year. This change reflects a lower capital cost base due to reduced capital expenditures and existing assets becoming fully amortized.

Amortization
Amortization expense for the year was $4.6 million, down from $7.3 million last year. The decrease is a result of certain deferred pre-operating costs and radio reformatting costs becoming fully amortized.

Interest on long-term debt
Interest expense for the year was $55.6 million, up from $55.3 million last year primarily due to lower savings generated by a fixed-to-floating interest rate swap in fiscal 2005 compared to fiscal 2004. The effective interest rate for the year was 9.1% compared to 8.6% in the prior year. This increase reflects a higher ratio of fixed debt in fiscal 2005 as the Company repaid its floating rate bank loans in the first quarter.

Other income, net
Other income for the year was $5.5 million, compared to $4.9 million in the prior year. The current year includes net derivative transaction gains of $4.4 million, foreign exchange gains of $3.3 million, realized contingent consideration gains of $4.1 million, a broadcast license impairment of $4.1 million and the retroactive portion of a performing rights tariff increase in the amount of $3.8 million, while the prior year includes net derivative transaction gains of $1.0 million and foreign exchange gains of $2.2 million.

Income taxes
The effective tax rate for the year was 36.6%, compared to the statutory rate of 35.4%. This difference reflects the geographical allocation of the Company’s taxable income and the non-deductibility of stock-based compensation.

Net income (loss)
Net income for the year was $71.1 million, up from a loss of $23.1 million last year. Earnings per share for the year were $1.66 basic and $1.65 diluted, compared with a loss per share of $0.54 basic and diluted last year.

2005 Annual Report / 27

MANAGEMENT’S DISCUSSION AND ANALYSIS

FISCAL 2004 COMPARED TO FISCAL 2003
Revenues for fiscal 2004 were $666.8 million, up 4% from $643.9 million in fiscal 2003. Television and Radio experienced increases of 8% and 1%, respectively, while Content was down 3% compared to the prior year.

Direct cost of sales, general and administrative expenses were $576.4 million, up from $478.6 million in the prior year. The fiscal 2004 results include a writedown in film investments of $85.0 million. Excluding the writedown, direct cost of sales, general and administrative expenses were up 3% from the prior year. The increase was primarily due to increased selling costs associated with increased revenues and higher programming costs.

Segment profit for fiscal 2004 was $90.4 million, down 45% from $165.3 million in fiscal 2003. The Radio division achieved segment profit of $60.0 million, an increase of 3%. The Television division’s segment profit of $125.1 million represented a segment profit growth of 10%. The Content division generated a loss of $83.7 million, after earning a profit of $3.2 million in the prior year. Segment profit as a percentage of revenues for the year ended August 31, 2004 was 14% compared to 26% in fiscal 2003.

Radio
Radio revenues for the year were $227.9 million, up 1% from the prior year. The Ontario and Québec regions delivered strong performances for the year. According to the TRAM report for the year ended August 31, 2004, advertising sales growth for Corus’ Ontario and Québec regions exceeded overall market growth for those regions. This helped to offset weaker results from the western regions as the Company made changes to address competitive challenges in key markets. While the western region lagged behind overall market growth for the region in the year, as indicated by the TRAM report, Corus’ strategy, which included reformatting several stations, translated into improved summer Bureau of Broadcast Measurement ratings.

Direct cost of sales, general and administrative expenses for the year were $167.8 million, essentially unchanged from the prior year.

Segment profit for the year was $60.0 million, 3% higher than the prior year. Segment profit margin for the year remained unchanged at 26%.

Television
Television revenues for the year were $332.3 million, up 8% over the prior year. Advertising and subscriber revenues increased in the year by 13% and 5%, respectively, with Movie Central, Corus’ western-based pay television service, finishing the year with 707,000 subscribers, up 7% from August 31, 2003.

Direct cost of sales, general and administrative expenses for fiscal 2004 were $207.3 million, up 7% from the prior year. Amortization of program and film rights increased as a result of increased programming expenditures at W Network and Movie Central. Selling costs increased in proportion to increases in revenues, while savings were realized in general and administrative expenses.

Segment profit for the year was $125.1 million, up 10% from the prior year. Segment profit margin was 38%, up from 37% in the prior year.

Content
Content revenues for the year were $112.6 million, a decrease of 3% from the prior year. This decrease resulted from a reduced production slate, as 121 episodes and three direct-to-video features were delivered in the year, compared to 140 episodes and two direct-to-video features in the prior year. This decrease was offset to a degree by increased merchandising revenue driven by the success of the Beyblade brand.

Direct cost of sales, general and administrative expenses for the year were $196.4 million, up from $113.1 million in the prior year, reflecting a writedown of the film investments of $85.0 million recorded in the third quarter of fiscal 2004.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

This writedown resulted from a challenging library market and foreign exchange, specifically a lower U.S. dollar, which caused the Company to lower estimates of future revenues.

Segment loss for the year was $83.7 million, down from a profit of $3.2 million in fiscal 2003.

Corporate
The Corporate segment results represented the incremental cost of Corporate overhead in excess of the amount allocated to the other operating divisions. Corporate overhead in fiscal 2004 was $11.0 million, up from $8.8 million in 2003. This was a planned increase due to the Company’s decision to expense stock options, as well as the introduction of the PSU program in fiscal 2003. The PSU program is designed to restrict and reduce the number of stock options issued. Payment is linked to prescribed share growth, and a stock purchase and retention requirement.

Depreciation
Depreciation expense was $25.7 million, compared to $24.7 million in fiscal 2003. The increase was primarily due to increased capital expenditures.

Amortization
Amortization expense was $7.3 million, down from $9.8 million in fiscal 2003. The decrease was due to a reduced cost base as deferred pre-operating costs and radio reformatting costs became fully amortized.

Interest on long-term debt
Interest expense was $55.3 million, down from $61.0 million in fiscal 2003 primarily due to a lower average debt balance and savings generated by a fixed-to-floating interest rate swap entered into in the first quarter of fiscal 2004. The effective interest rate for the year was 8.6% compared to 8.7% in the prior year.

Other income, net
Other income for the year was $4.9 million, compared to $6.0 million in the prior year. Fiscal 2004 included net derivative transaction gains of $1.0 million and foreign exchange gains of $2.2 million, while the prior year included foreign exchange gains of $6.6 million.

Restructuring charges
The restructuring charges of $5.0 million in fiscal 2003 represented primarily workforce reductions in the Content division, reflective of the reduced level of production slated for fiscal 2003 and beyond.

Income taxes
Income tax expense was $26.9 million for the year on income before income taxes and non-controlling interest of $7.1 million. The first quarter was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. The change in Ontario rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million. The third quarter was impacted by the tax benefit recognized on the writedown of film investments. The effective tax rate for the year excluding the impact of the Ontario tax rate change and the film investment writedown was 36.7%, in line with the statutory rate of 36.3%.

Net income (loss)
Net loss for fiscal 2004 was $23.1 million, down from income of $40.0 million in fiscal 2003. Loss per share for the year was $0.54 basic and diluted, compared with earnings of $0.94 basic and diluted in fiscal 2003. The impacts of the writedown in film investments and of the Ontario tax rate change were $1.41 and $0.42 per share, respectively.

2005 Annual Report / 29

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION [UNAUDITED]
The following tables set forth certain unaudited data from the consolidated statements of income (loss) and retained earnings (deficit) for each of the eight most recent quarters ended August 31, 2005. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this report.

[thousands of Canadian dollars				Earnings (loss) per share
except per share amounts]	Revenues	Segment profit [1]	Net income (loss)	Basic	Diluted
2005
4th Qtr	175,279	42,571	9,662	$0.23	$0.22
3rd Qtr	171,890	52,351	19,430	0.45	0.45
2nd Qtr	155,300	38,024	12,945	0.30	0.30
1st Qtr	180,600	62,365	29,077	0.68	0.68
2004
4th Qtr	162,959	42,837	14,018	$0.33	$0.33
3rd Qtr	163,864	(43,777)	(51,160)	(1.20)	(1.20)
2nd Qtr	155,019	34,069	8,305	0.19	0.19
1st Qtr	184,962	57,269	5,700	0.13	0.13

1 As defined in “Key performance indicators - Segment profit and segment profit margin.”

Seasonal fluctuations
Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Our broadcasting businesses [Radio and Television] and our Content business each have unique seasonal aspects.

For our broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and the second quarter tends to be the weakest, consistent with lower consumer spending in winter months.

For our Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. Cash flows may fluctuate and are not necessarily closely related to revenue recognition.

Significant items causing variations in quarterly results
•    First quarter fiscal 2004 was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. This change in Ontario tax rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million [$0.42 per share].
•    Third quarter fiscal 2004 was impacted by a non-cash, after-tax writedown in film investments of $60.3 million [$1.41 per share] resulting from the Company’s decision to lower estimates of future revenue as a result of a challenging library market and lower U.S. dollar. The pre-tax writedown of $85.0 million was recorded in direct cost of sales, general and administrative expenses.

30 / Corus Entertainment

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOURTH QUARTER
Revenues for the fourth quarter were $175.3 million, an increase of 8% over $163.0 million last year. Radio revenues for the fourth quarter were $65.3 million, up 12% from the corresponding period last year. Revenue growth continued across Canada, particularly in Québec, which benefited from the newly acquired stations. Local and national airtime sales for the division increased over the prior year by 9% and 15%, respectively. Advertising spending across Canada has been strong and, collectively, Corus Radio stations outpaced the growth in advertising in important Toronto and Montréal markets, according to the TRAM report for the quarter ended August 31, 2005. Television revenues for the fourth quarter were $83.4 million, up 7% over the corresponding period last year. Revenue growth was driven by continued advertising growth of 7% and subscriber growth of 6%, while other non-broadcast related revenues were down in the quarter. On the advertising side, the strong growth was driven by CMT, W Network and TELETOON. Specialty advertising revenues grew 11% over the prior year’s fourth quarter. The subscriber revenue growth was driven by Movie Central, Corus’ western-based pay television service, which grew by 10% in the fourth quarter. Content revenues for the fourth quarter were $28 million, an increase of 1% from the prior year. During the quarter, Content produced 12 episodes, primarily of 6Teen and The Backyardigans, plus four direct-to-video features, compared to 33 episodes in the prior year. The increase in revenues despite lower episode delivery came as a result of service revenue and music royalties, as well as first-window sales related to earlier deliveries.

Direct cost of sales, general and administrative expenses for the fourth quarter were $132.7 million, up 10% from $120.1 million in the prior year. Radio expenses were up 18% as the ex-Astral stations acquired at the beginning of the quarter were integrated into the Québec cluster. Television expenses were $52.7 million for the fourth quarter, up 6% from the prior year. The increase was primarily due to higher overall cost of sales and higher variable costs associated with increased revenues. These increased costs were offset by effective cost containment in general and administrative overhead. Content expenses for the quarter were $26.2 million, down by 5% from the prior year. Corporate overhead for the fourth quarter increased to $6.0 million from $2.6 million in the prior year, reflecting higher expenses for stock-based compensation, as well as increased costs of information technology and the requirements of the Sarbanes-Oxley Act.

Depreciation expense for the fourth quarter was $5.9 million, a decrease of $0.5 million from last year. This decrease reflects a lower capital cost base. Amortization expense for the fourth quarter was $1.1 million, down from $1.3 million last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized. Interest expense for the fourth quarter was $14.3 million, up from $13.6 million last year. The increase results from the fact that the Company terminated its fixed-to-floating interest rate swap agreement in the third quarter of fiscal 2005. The effective interest rate for the fourth quarter was 9.4% compared to 8.5% in the prior year, reflecting the absence of interest savings from the fixed-to-floating interest rate swap. Other expense for the fourth quarter was $5.3 million, compared to income of $3.2 million in the prior year. The current year’s quarter includes a realized contingent consideration gain of $4.1 million, a broadcast license impairment of $4.1 million and the retroactive portion of a performing rights tariff increase in the amount of $3.8 million, while the prior year’s quarter includes an unrealized derivative transaction gain of $2.5 million and foreign exchange losses of $1.4 million. The effective tax rate for the fourth quarter was 36.0%, compared to the statutory rate of 35.4%. This difference reflects the geographical allocation of the Company’s taxable income.

Net income for the fourth quarter was $9.7 million, down from $14.0 million last year. Earnings per share for the fourth quarter were $0.23 basic and $0.22 diluted, compared with $0.33 basic and diluted last year.

2005 Annual Report / 31

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES
Impact of regulation on Corus’ results of operations
Radio and Television
Corus’ Radio and Television business activities are regulated by the CRTC under the Broadcasting Act and, accordingly, Corus’ results of operations may be adversely affected by changes in regulations, policies and decisions by the CRTC. The CRTC, among other things, issues licenses to operate radio and television stations and regulates the rates Corus may charge for its specialty television services if such services are distributed as part of the basic service by a cable distributor. Corus’ radio stations must also meet technical operating requirements under the Radiocommunication Act and regulations promulgated under the Broadcasting Act. Changes in the regulation of Corus’ business activities, including decisions by the CRTC affecting Corus’ operations [such as the granting or renewal of licenses, decisions as to the subscriber fees Corus may charge its customers, or the granting of additional distribution, broadcasting or programming licenses to competitors in Corus’ markets] or changes in interpretations of existing regulations by courts or the CRTC, could materially adversely affect Corus’ business and results of operations.

In addition, in order to maintain eligibility under the Broadcasting Act and the Radiocommunication Act, there are limitations on the ownership by non-Canadians of Corus Class A Voting Shares. Under certain circumstances, Corus’ Board of Directors may refuse to issue or register the transfer of Corus Class A Voting Shares to any person that is a non-Canadian or may sell the Corus Class A Voting Shares of a non-Canadian as if they were the owner of such Corus Class A Voting Shares.

Corus’ radio, conventional television, specialty television, pay television and digital audio undertakings rely upon licenses under the Copyright Act [Canada] in order to make use of the music component of the programming distributed by these undertakings. Under these licenses, Corus is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies that represent the copyright owners in such music component. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

The levels of the royalties payable by Corus are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other obligations and for other purposes. Any such amendments could result in Corus’ broadcasting undertakings being required to pay additional royalties for these licenses. Effective October 14, 2005, the Copyright Board increased the royalties that commercial radio stations will pay to the Society of Composers, Authors and Music Publishers of Canada [“SOCAN”] and to the Neighbouring Rights Collective of Canada [“NRCC”] for their use of music from 2003 to 2007. Rates will vary according to a station’s advertising revenues. On their first $1.25 million of annual revenues, music stations will continue to pay 3.2% of that amount to SOCAN and $100 to NRCC. For the rest, the rate increases from 3.2% to 4.4% for SOCAN and from 1.44% to 2.1% for NRCC. The rate for stations that use less music increases from 1.4% to 1.5% for SOCAN and from 0.64% to 0.75% for NRCC.

32 / Corus Entertainment

MANAGEMENT’S DISCUSSION AND ANALYSIS

Content
Corus licenses a significant portion of its programming to Canadian conventional television stations, specialty and premium television networks, which are required by the CRTC to devote a certain portion of their programming schedules to Canadian productions. In addition to these scheduling requirements, the CRTC generally requires Canadian specialty services to devote a certain amount of their revenues to certified Canadian programming. There can be no assurance that such policies will not be eliminated or scaled back, thereby reducing the advantages that they currently provide to Corus as a supplier of such programs. Also, there can be no assurance that our programming will continue to qualify as certified Canadian programming. If Corus’ programming fails to so qualify, Canadian broadcasters would not be able to use the programs to meet their Canadian programming obligations and, as a result, license fees paid to Corus by Canadian broadcasters would not reflect the current premium paid for certified Canadian programs and Corus would not qualify for certain Canadian tax credits and industry incentives. Canadian Heritage, the Canadian ministry that oversees the tax credits, has conducted a review of the definition of Canadian content, as it applies to film and television production, but no formal changes to the definition have been announced.

Competition
Corus encounters aggressive competition in all areas of its business. Corus’ failure to compete in these areas could materially adversely affect Corus’ results of operations.

The television production industry, specialty and pay television channel broadcasting and radio broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of radio stations, television programs or specialty television channels as revenue derived depends on audience acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond our control. The lack of audience acceptance for our radio stations, television programs and specialty and pay television channels would have an adverse impact on our businesses, results of operations, prospects and financial condition.

Radio
The financial success of each of Corus’ radio stations is dependent principally upon its share of the overall advertising revenue within its geographic market, its promotional and other expenses incurred to obtain the revenue and the economic strength of its geographic market. Corus’ radio advertising revenues are, in turn, highly dependent upon audience share. Other stations may change programming formats to compete directly with Corus’ stations for listeners and advertisers or launch aggressive promotional campaigns in support of already existing competitive formats. If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, ratings at Corus’ affected station could be negatively impacted, resulting in lower net revenues.

Radio broadcasting is also subject to competition from electronic and print media. Potential advertisers can substitute advertising through broadcast television, cable television systems [which can offer concurrent exposure on a number of cable networks to enlarge the potential audience], daily, weekly, and free-distribution newspapers, other print media, direct mail, and on-line computer services for radio advertising. Competing media commonly target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa. Accordingly, there can be no assurance that any of Corus’ radio stations will be able to maintain or increase their current audience share and advertising revenue share.

2005 Annual Report / 33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Television
The financial success of Corus’ specialty television business depends on obtaining revenue from advertising as well as from subscription fees. Numerous broadcast and specialty television networks compete with Corus for advertising revenue, and a failure by Corus to obtain its necessary share of such revenue could materially adversely affect Corus’ results of operations. Corus’ services also compete with a number of foreign programming services such as A&E and CNN, which have been authorized for distribution in Canada by the CRTC. Moreover, increasingly Corus’ specialty, pay and conventional television services are competing with alternative forms of entertainment that are not regulated by the CRTC, such as the Internet and video and DVD rentals. In addition, competition among specialty television services in Canada is highly dependent upon the offering of prices, marketing and advertising support and other incentives to cable operators and other distributors for carriage so as to favourably position and package the services to subscribers. As well, the CRTC has licensed a number of specialty services for digital distribution, which increases competition. Any failure by Corus to compete effectively in the area of specialty television services could materially adversely affect Corus’ results of operations.

Corus’ pay television services are exclusive providers of premium movies and series, as well as classical movie offerings to western Canadian subscribers. These services compete with pay-per-view movie offerings as well as video-on-demand offerings.

Content
The production and distribution of children’s television, books and other media content are very competitive. There are numerous suppliers of media content, including vertically integrated major motion picture studios, television networks, independent television production companies and children’s book publishers around the world. Many of these competitors are significantly larger than Corus and have substantially greater resources, including easier access to capital, than we do. Corus competes with other television and motion picture production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production.

Further, vertical integration of the television broadcast industry and the creation and expansion of new networks, which create a substantial portion of their own programming, have decreased the number of available time slots for programs produced by third party production companies. There can be no assurances that Corus will be able to compete successfully in the future or that we will continue to produce or acquire rights to additional successful programming or enter into agreements for the financing, production, distribution or licensing of programming on terms favourable to us. There continues to be intense competition for the most attractive time slots offered by those services. There can be no assurances that Corus will be able to increase or maintain our penetration of broadcast schedules.

Risks associated with production of film and television programs
Each production is an individual artistic work and its commercial success is determined primarily by audience acceptance, which cannot be accurately predicted. The success of a program is also dependent on the type and extent of promotion and marketing activities, the quality and acceptance of other competing programs, general economic conditions and other factors, all of which can change rapidly and many of which are beyond Corus’ control.

Production of film and television programs requires a significant amount of capital. Factors such as labour disputes, technology changes or other disruptions affecting aspects of production may affect Corus or its co-production partners and cause cost overruns and delay or hamper completion of a production.

34 / Corus Entertainment

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial risks exist in productions relating to tax credits and co-production treaties. The aggregate amount of government tax credits a project may receive can constitute a material portion of a production budget and typically can be as much as 30% of total budgeted costs. There is no assurance that government tax credits and industry funding assistance programs will continue to be available at current levels or that Corus’ production projects will continue to qualify for them. As well, the majority of Corus’ productions are co-productions involving international treaties that allow Corus to access foreign financing and reduce production risk as well as qualify for Canadian government tax credits. If an existing treaty between Canada and the government of one of the current co-production partners were to be abandoned, one or more co-productions currently underway may also need to be abandoned. Losing the ability to rely on co-productions would have a significant adverse effect on Corus’ production capabilities and production financing.

Results of operations for the production and distribution business for any period are dependent on the number, timing and commercial success of television programs and feature films delivered or made available to various media, none of which can be predicted with certainty. Consequently, current revenue from production and distribution may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Library revenue from production and distribution can vary substantially from year to year, both by geographic territory and by year of production. The timing of Nelvana’s ability to sell library product in certain territories will depend on the market outlook in the particular territory and the availability of product by territory, which depends on the extent and term of any prior sale in that territory.

Intellectual property rights
Corus’ trademarks, copyrights and other proprietary rights are important to the Company’s competitive position. In particular, the Content group must be able to protect its trademarks, copyrights and other proprietary rights in order to competitively produce, distribute and license its television programs and published materials, and market its merchandise. Accordingly, Corus devotes the Company’s resources to the establishment and protection of our trademarks, copyrights and other proprietary rights on a worldwide basis. However, from time to time, various third parties contest or infringe upon the Company’s intellectual property rights. The Company reviews these matters to determine what, if any, actions may be required or should be taken, including legal action or negotiated settlement. There can be no assurance that the Company’s actions to establish and protect our trademarks, copyrights and other proprietary rights will be adequate to prevent imitation or unauthorized reproduction of the Company’s products by others or prevent third parties from seeking to block sales, licensing or reproduction of these products as a violation of their trademarks, copyrights and proprietary rights.

Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company’s trademarks, copyrights and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

2005 Annual Report / 35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Technological developments
New or alternative media technologies and business models such as digital radio services, satellite radio, direct-to-home satellite, wireless and wired cable television, Internet and video programming, and on-line publications have recently begun to compete, or may in the future compete, for programming, audiences and advertising revenues. These technologies and business models may increase audience fragmentation, reduce the Company’s ratings or have an adverse effect on advertising revenues from local and national audiences. These or other technologies and business models may have a material adverse effect on our business, results of operations or financial conditions.

Interest rate and foreign exchange risk
The Company manages its exposure to floating interest rates and U.S. dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps.” All such agreements are used for risk management purposes only. In order to minimize the risk of counterparty default under its swap agreements, Corus assesses the creditworthiness of its swap counterparties. Currently 100% of the Company’s total swap portfolio is held by financial institutions with Standard & Poor’s ratings [or the equivalent] ranging from A to AA-.

Corus has the following financial exposures to risk in its day-to-day operations:

Interest rates
The Company utilizes long-term financing extensively in its capital structure, which includes banking facilities, and U.S. dollar denominated Senior Subordinated Notes [the “Notes”] as more fully described in note 12 to the consolidated financial statements.

Interest on bank indebtedness is based on floating rates, while the Notes are fixed rate obligations. Corus utilizes its credit facility when appropriate to finance day-to-day operations.

As at August 31, 2005, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Foreign exchange
A significant portion of revenues and expenses for the Content business is in currencies other than Canadian dollars and, therefore, is subject to fluctuations in exchange rates. Approximately 9% of Corus’ total revenues was in foreign currencies, the majority of which was U.S. dollars. The foreign exchange risk is mitigated as the net cash flow from operations acts as a natural hedge against interest on unhedged U.S. dollar denominated debt. As at August 31, 2005, 100% of the Company’s long-term debt was fixed to exchange rates relative to Canadian dollars.

Contingencies
The Company and its subsidiaries are involved in litigation arising in the ordinary course and conduct of its business. The Company recognizes liabilities for contingencies when a loss is probable and capable of being estimated. As at August 31, 2005, there were no actions, suits or proceedings pending or against the Company or its subsidiaries that would, in management’s estimation, likely be determined in such a manner as to have a material adverse effect on the business of the Company.

36 / Corus Entertainment

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL POSITION
Total assets at August 31, 2005 were $1.93 billion compared to $1.87 billion at August 31, 2004. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2004.

Current assets increased by $49.5 million. Cash and cash equivalents increased by $42.9 million. Accounts receivable increased by $11.7 million as a result of increased revenues in Radio and Television.

Non-current assets increased by $6.9 million. Tax credits receivable increased by $1.5 million due to accruals made related to film production. Property, plant and equipment decreased by $6.1 million as capital expenditures of $19.2 million were offset by depreciation of $23.7 million and asset disposals of $2.1 million. Program and film rights [current and non-current] increased by $23.1 million, as accruals for acquired rights of $133.5 million were offset by amortization of $110.6 million. Film investments increased by $1.6 million, as net film spending of $49.4 million was offset by film amortization and accruals for tax credits. Deferred charges decreased by $3.7 million due primarily to amortization. Broadcast licenses increased by $5.5 million as a result of the Québec radio station swap with Astral and an impairment provision of $4.1 million, while goodwill decreased by $9.2 million as a result of the sale of Locomotion Channel’s assets and the Québec radio station swap.

Current liabilities increased by $9.3 million. Accounts payable and accrued liabilities increased by $10.8 million and income taxes payable decreased by $1.5 million. Accounts payable and accrued liabilities related to working capital increased by $10.3 million, due to the timing of trade accounts payable and the impact of higher performing rights tariffs, while non-working capital accruals for program rights and film investments increased by $0.5 million.

Non-current liabilities decreased by $21.9 million. Long-term debt decreased by $84.0 million, resulting from repayments of $34.0 million and foreign exchange translation adjustments. Deferred credits increased by $49.6 million, as payments of $9.9 million for public benefits associated with acquisitions were offset by $47.2 million in translation adjustments for cross-currency agreements and other working capital adjustments. Net future tax liability [including current asset] increased by $10.9 million primarily as a result of the utilization of tax loss carryforwards. Other long-term liabilities increased by $6.7 million as a result of an increase in the long-term portion of program rights accruals.

Share capital increased by $1.9 million primarily as a result of the exercising of employee stock options. Contributed surplus increased by $2.3 million as a result of expensing stock options for the year. Cumulative translation adjustment decreased by $3.0 million primarily due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

2005 Annual Report / 37

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES
Cash flows
Overall, the Company’s cash and cash equivalents position increased by $42.9 million in the year ended August 31, 2005. Cash provided by operating activities for the year was $102.4 million, compared to $84.9 million in the prior year. An increase in net income adjusted for non-cash items of $5.8 million and reduced non-cash working capital use of $20.6 million were offset by an increase of $7.1 million in program rights expenditures. Cash used in investing activities for the year was $22.5 million, compared to $32.4 million in the prior year, as there were reduced requirements for cash for investments, as well as proceeds from the sale of non-core assets. Cash used in financing activities for the year was $37.1 million, compared to $1.1 million in the prior year, as the Company paid down its U.S. dollar denominated bank loan balance of $34.0 million in the first quarter of fiscal 2005. The Company paid $3.2 million in dividends to shareholders in fiscal 2005.

Liquidity
In fiscal 2002, Corus issued U.S.$375.0 million aggregate principal amount of 8.75% Notes due in 2012 at a price of 99.186% of their aggregate principal amount. Cross-currency interest rate agreements have fixed the effective interest rates on the Notes at 9.33% and the exchange rate applicable to the principal portion of the debt has been fixed at Cdn.$1.6107, translating to Cdn.$604.0 million.

In addition, the Company has available a $25.0 million one-year operating loan facility and a revolving term credit facility in the amount of $215.0 million that matures on January 31, 2009. As at August 31, 2005, neither the operating loan nor the term credit facility was being utilized. Interest rates on these facilities fluctuate with Canadian bankers’ acceptances and LIBOR and averaged 2.7% for fiscal 2005 and 2.4% for fiscal 2004.

These borrowings, combined with cash generated from operations, have been the primary funding sources for operations over the last several years. The nature of the Company’s business is such that significant expenditures are required to acquire program rights for the Television business and to produce and acquire film assets for the Content business. For the past three years, these expenditures have been financed from cash generated from operations. The Company has no significant commitments related to the acquisition of property, plant and equipment. Over the past three fiscal years, the Company has reduced its investment in non-cash working capital.

As at August 31, 2005, the Company had a cash balance of $138.1 million, and a working capital balance of $175.0 million. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for fiscal 2006.

Net debt and adjusted net debt
As at August 31, 2005, net debt was $307.1 million, down from $433.9 million at August 31, 2004. Adjusted net debt as at August 31, 2005 was $465.9 million, down from $545.5 million at August 31, 2004.

38 / Corus Entertainment

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off-balance sheet arrangements and derivative financial instruments
The Company has guarantees and general indemnification commitments to counterparties. Historically, the Company has not made any significant payments with respect to these guarantees and indemnification provisions, and management believes that the risk of loss is low.

The Company uses derivative financial instruments to manage risks from fluctuations in exchange and interest rates. These instruments include cross-currency and interest rate swap agreements. All such instruments are only used for risk management purposes. The net receipts or payments arising from financial instruments relating to the management of interest rate risks are recognized in interest expense over the term of the instrument. Foreign exchange gains or losses arising on cross-currency agreements used to hedge U.S. dollar denominated debt are offset against the corresponding exchange gains or losses on the hedged item. The carrying value of derivative financial instruments that do not qualify for hedge accounting is adjusted to reflect their current market value.

As at August 31, 2005, the consolidated balance sheet included a liability of $158.8 million [2004 - $111.6 million] related to a cross-currency agreement. The fair value of this liability was $242.0 million [2004 - $142.9 million].

As at August 31, 2004, the consolidated balance sheet included a fair value liability of $3.3 million related to an interest rate swap agreement. Corus terminated this agreement in the third quarter of fiscal 2005. Net derivative transaction gains of $4.4 million [2004 - $1.0 million] are included in other income, net in the consolidated statements of income (loss) and retained earnings (deficit) for the year ended August 31, 2005.

Contractual commitments
Corus has the following contractual obligations:

		Less than	One to	Four to	After
[thousands of Canadian dollars]	Total	one year	three years	five years	five years
Long-term debt	604,000	-	-	-	604,000
Operating leases	97,012	22,139	34,045	13,902	26,926
Film and program rights purchase commitments	151,455	81,144	62,782	7,529	-
Other long-term obligations	21,186	2,862	5,225	4,925	8,174

2005 Annual Report / 39

MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSACTIONS WITH RELATED PARTIES
The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the year, the Company received cable service subscriber, programming and advertising fees of $94.6 million [2004 - $92.3 million; 2003 - $89.3 million], production and distribution revenue of $2.5 million [2004 - $3.1 million; 2003 - $2.1 million] and administrative and other fees of $6.6 million [2004 - $5.5 million] from related parties. In addition, the Company paid cable and satellite system distribution access fees of $4.8 million [2004 - $4.5 million; 2003 - $3.6 million] and administrative and other fees of $2.0 million [2004 - $1.5 million; 2003 - $1.1 million] to related parties. As at August 31, 2005, the Company had $20.0 million [2004 - $9.9 million] receivable from related parties.

The Company provided related parties with radio and television spots in return for television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

In the first quarter of fiscal 2005, Corus acquired a cable advertising business for $0.9 million in cash from Shaw, a company subject to common voting control.

Certain officers of the Company are currently indebted to the Company in connection with the purchase of Class B Non-Voting Shares, Corus Senior Subordinated Notes and relocation housing loans. The loans granted by the Company do not bear interest. The aggregate amount of such indebtedness as at August 31, 2005 was $6.4 million.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2005
Variable interest entities
Effective December 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants [“CICA”] Accounting Guideline-15, “Consolidation of Variable Interest Entities,” which provides guidance on the consolidation and disclosure of variable interest entities. This standard is substantially harmonized with U.S. GAAP. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

Asset retirement obligations
Effective September 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. This standard is substantially harmonized with U.S. GAAP. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

40 / Corus Entertainment

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS
Financial instruments, comprehensive income and hedges
In April 2005, the CICA issued Handbook Section 1530, “Comprehensive Income,” Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” and Handbook Section 3865, “Hedges.” Section 3855 expands on CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how instrument gains and losses are to be presented. Section 3865 is optional. It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530 introduced a new requirement to present temporarily certain gains and losses outside net income in a new component of shareholders’ equity entitled Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Company beginning September 1, 2007. The Company is currently evaluating the impact of these standards on its consolidated financial position and results of operations.

CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in note 2 to the consolidated financial statements. The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s consolidated financial statements include future revenue projections for investments in film and television programs, provisions for doubtful accounts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investment in film and television programs; property, plant and equipment; long-term investments; current and future income taxes; broadcast licenses and goodwill. Actual results could differ from those estimates. The policies described below are considered to be critical accounting estimates, as they require significant estimation or judgment.

Film investments
The Company accounts for its production and distribution of film and television programs in accordance with the American Institute of Certified Public Accountants Statement of Position 00-2, “Accounting by Producers or Distributors of Films” [“SOP 00-2”]. SOP 00-2 requires that film and television costs of production and acquisition are amortized using the individual-film-forecast-computation method. Under this method, capitalized costs for an individual film or television program are amortized in the proportion that current period actual revenues bear to management’s estimates of the total revenues expected to be received from such film or television program over a period not to exceed ten years from the date of delivery. As a result, if revenue estimates change with respect to a film or television program, the Company may be required to write down all or a portion of the unamortized costs of such film or television program, therefore impacting direct cost of sales, general and administrative expenses, and profitability.

The fiscal 2004 results include a writedown of $85.0 million resulting from lower estimates of future revenue projections. No assurance can be given that unfavourable changes to revenue estimates will not continue to occur, which may again result in significant writedowns affecting our results of operations and financial conditions.

2005 Annual Report / 41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Broadcast licenses and goodwill
The cost of acquiring media broadcasting, production/distribution and publishing businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. Net identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill.

Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without substantial cost and without material modification of the existing terms and conditions of the license. No assurance can be given that the Company will be able to renew its licenses, or that substantial cost or material modification of the existing terms and conditions will not be incurred.

Broadcast licenses and goodwill are tested for impairment annually or more frequently if events or changes in circumstances indicate that they are impaired. The Company has selected August 31 as the date it performs its annual impairment test. The key assumptions used in the test include forecasted segment profit and industry multiples. The fair value of the Company’s intangible assets is exposed to future adverse changes if the Company experiences declines in operating results, significant negative industry or economic trends, or if future performance is below historical trends.

Income taxes
The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Certain assumptions are required in order to determine the provision for income taxes, including filing positions on certain items and the realization of future tax assets.

The Company is audited regularly by federal and provincial authorities in the areas of income taxes and the remittance of sales taxes. These audits consider the timing and amount of deductions and compliance with federal and provincial laws. To the extent that the Company’s filing positions are challenged, the Company’s effective tax rate in a given financial statement period could be materially affected.

The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit. No assurance can be given that future earnings will be sufficient to realize the future benefit.

Investments
The Company’s consolidated balance sheets contain balances related to investments carried at historical cost. In certain cases, quoted market value has been lower than cost for several years. In each case management believes that persuasive evidence exists to indicate that the financial condition and near-term prospects of the issuer are not impaired and that the Company has the intent and ability to retain its investment in the issuer until anticipated recovery in market value occurs. Therefore, management believes that the declines in market value are not other-than-temporary, and no writedown is required. No assurance can be given that a recovery will occur, and the prospect of a writedown sometime in the future remains present. At October 31, 2005, the carrying amount of investments held at cost exceeded their market value by $2.7 million [2004 - $3.9 million].

42 / Corus Entertainment

MANAGEMENT’S DISCUSSION AND ANALYSIS

Production tax credits
The Company’s consolidated balance sheets contain balances related to production tax credits received or receivable from federal and provincial government agencies. Tax credits are claimed based on the expectation of meeting eligibility requirements and amounts may be subject to estimation and interpretation. Claims are subject to audit by federal and provincial authorities, and no assurances can be given that amounts received or receivable will not be disallowed. Such a disallowance may have an impact on the net unamortized cost of completed film, and result in higher film amortization expense.

CONTROLS AND PROCEDURES
As required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, Corus’ Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in Corus’ annual filings [as defined in Multilateral Instrument 52-109] with the provincial securities legislation. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures [or caused such disclosure controls and procedures to be designed under their supervision] to ensure that material information with respect to Corus, including its consolidated subsidiaries, is made known to them and that they have evaluated the effectiveness of Corus’ disclosure controls and procedures as of the end of the period covered by these annual filings. Disclosure controls and procedures ensure that information required to be disclosed by Corus in the reports that it files or submits to the provincial securities legislation is recorded, processed, summarized and reported, within the time periods required. Corus has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

As Corus is a foreign private issuer listed on the New York Stock Exchange, similar certifications by Corus’ Chief Executive Officer and Chief Financial Officer are required by Section 302[a] of the Sarbanes-Oxley Act of 2002 related to information in Corus’ Annual Report on Form 40-F.

Evaluation of disclosure controls and procedures
The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures [as defined in Multilateral Instrument 52-109 and in Securities Exchange Act of 1934 Rules 13a-15[e] and 15d-15[e]] as at August 31, 2005, have concluded that, as at August 31, 2005, the Company’s disclosure controls and procedures were effective.

Changes in internal control over financial reporting
During fiscal 2005, there were no significant changes in the Company’s internal control over financial reporting that occurred during the year that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting. However, the Company is continually improving its infrastructure and controls.

OUTSTANDING SHARE DATA
As at October 31, 2005, 1,724,929 Class A Voting Shares and 41,084,867 Class B Non-Voting Shares were issued and outstanding. Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances.

Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.

2005 Annual Report / 43